

LGPS
LISTED
NYSE
AMERICAN

Earnings Release

NYSE American: LGPS

July 2025

Forward-Looking Statement

This presentation contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as "approximates," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "will," "would," "should," "could," "may" or other similar expressions in this presentation. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items; our ability to execute our growth, and expansion, including our ability to meet our goals; current and future economic and political conditions; our capital requirements and our ability to raise any additional financing which we may require; our ability to attract clients and further enhance our brand recognition; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business trends and competition in the real estate industry; and other assumptions described in this presentation underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under "Risk Factors" in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on July 7, 2025. We base our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment.

BUSINESS SEGMENTS

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Real Estate Business

Segment	Description
Real Estate Renovation and Resale	Project management of the entire condominium renovation process, from the purchase of original condominium units through the final delivery Timeline : 12 months Approximately 1,700 renovated condominiums sold over the past 15 years under the "Log Mansion" brand
Real Estate Development	Development of residential condominiums and our unique "Machinaka Ryokan", a particular type of hotel located in a central urban area featuring traditional Japanese elements Residential condominiums timeline: 18 – 24 months Machinaka Ryokan timeline: 42 months
Hotel Management	ProstyleRyokan manages ryokan-style hotels in Tokyo, Yokohama, and Okinawa The concept is to provide guests with the experience of staying in a ryokan-style hotel. Approximately 70% of the guest rooms are equipped with open-air baths as well as tatami flooring and private rooms with saunas
Others	Restaurant operation Manufacturing and trading of building materials Building management

FINANCIAL RESULTS

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CAGR
Revenue +46.23%
Operating Income +43.05%
EBITDA +44.96%
Revenue (Left Axis: USD)
Real Estate
Hotel Management
Other
Operating Income (Right Axis: USD)
EBITDA *1 (Right Axis: USD)
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
90.1%
5.2%
4.7%
87.9%
7.4%
4.7%
91.1%
6.0%
2.8%
FY2023
FY2024
FY2025

Unit：1 JPY 1 USD USD/JPY rate @149.90	2023		2024		2025		YoY
	JPY	USD	JPY	USD	JPY	USD	
Revenues	13,264,403,459	88,488,349	14,121,839,736	94,208,404	20,650,915,880	137,764,616	+46.23%
Real Estate	11,953,865,812	79,745,602	12,411,288,110	82,797,119	18,819,041,022	125,543,969	+51.63%
Hotel Management	690,682,295	4,607,620	1,044,266,897	6,966,424	1,248,784,086	8,330,781	+19.58%
Other	619,855,352	4,135,126	666,284,729	4,444,861	583,090,772	3,889,865	▲12.49%
Gross Profit	2,519,477,680	16,807,723	2,651,888,929	17,691,054	3,559,269,524	23,744,293	+34.22%
Operating income	916,850,253	6,116,413	938,500,768	6,260,846	1,342,515,817	8,956,076	+43.05%
Net income	354,025,616	2,361,745	323,604,863	2,158,805	753,620,432	5,027,488	+132.88%
EBITDA	998,491,022	6,661,048	1,025,528,009	6,841,414	1,486,602,626	9,917,296	+44.96%
Depreciation and amortization (from the Statement of Cash Flows)	81,640,769	544,635	87,027,241	580,569	144,086,809	961,220	+65.57%

***1：EBITDA＝Operating Income ＋Depreciation and Amortization(from the Statement of Cash Flows)**
EBITDA is a non-GAAP financial measure. Management believes that EBITDA provides useful information for investors to evaluate the Company's operating performance and cash-generating ability. It is also used by management for internal purposes, including performance evaluation and budgeting.
EBITDA is not a measure defined under US-GAAP or IFRS and may not be comparable to similar metrics disclosed by other companies. For reconciliation details, please refer to the Company's financial statements.

BALANCE SHEET HIGHLIGHTS

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Unit：1 JPY 1 USD USD/JPY rate @149.90	2024	2025	YoY
Total Assets（JPY）	21,210,268,057	22,484,187,681	+6.0%
Total Assets（USD）	141,496,118	149,994,581	
Net Assets（JPY）	1,762,816,429	3,517,218,785	+99.5%
Net Assets（USD）	11,759,949	23,463,768	
ROE（Return on Equity）	22.0%	28.5%	+6.5pt
ROIC（Return on Invested Capital）	4.6%	5.6%	＋1.0pt
D/E Ratio	7.5x	3.6x	▲3.9x
EPS（Earnings Per Share）	JPY 15.37	JPY 34.76	+126.2%

Financial Highlights

- **Equity base doubled, strengthening financial structure**
  Net assets rose 99.5% year-on-year to JPY 3,517 million in FY2025, enhancing capital adequacy.
- **D/E ratio halved, improving financial soundness**
  The ratio improved from 7.5x to 3.6x, indicating reduced reliance on leverage.
- **ROE rebounded, profitability recovered**
  ROE rose from 22.0% to 28.5%, reflecting more efficient use of equity capital.
- **ROIC increased, capital efficiency improved**
  ROIC reached 5.6%, showing steady gains in return on invested capital.

Corporate Action

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Three Key Initiatives to Balance Growth and Shareholder Returns

Dividend of Surplus

Dividend Amount
Per Share: USD 0.023
Total Amount: USD 543,000

Schedule
Record Date: July 7, 2025
Payment Date: August 5, 2025

Approval
General Shareholders' Meeting
June 30, 2025

Share Repurchase

Repurchase Limit
Number of Shares: 1,086,910 shares
Total Amount: USD 543,455

Repurchase Period
From: July 1, 2025
To: June 30, 2026

Method of Repurchase
Market purchases on NYSE American

Approval
Board of Directors' Meeting
June 30, 2025

Performance-Linked Stock Compensation

Purpose
To promote sustainable growth in corporate value and align interests with shareholders

Eligible Recipients
Directors (excluding outside directors)
Executive Officers
Directors of subsidiaries

Approval
General Shareholders' Meeting
June 30, 2025

- Enhance capital efficiency through dividends and share repurchases, aiming to increase shareholder value from a medium- to long-term perspective.
- Promote sustainable corporate value creation by aligning the interests of management and shareholders through a performance-linked stock compensation system.

Real Estate Renovation and Resale（LogSuite）

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Purchase of used apartments

▶



Renovation design and construction management

▶



Resale under the brand "Log Mansion"



owned media (Log Renove)

Real Estate Tech Domain

Vertical integration

Company	LogSuite	煙台提案生活木業有限公司	IGETO	LogArchitects	LogSuite
Function	Sourcing properties	Manufacturing building materials	Building materials/kitchen equipment trading	Design Project Management	Sales

What is a "Log Mansion"?

This is a brand of renovated condominiums characterized by the abundant use of "natural solid wood". All flooring, fixtures, and fittings are produced in-house.



Solid wood flooring material



Original Kitchen

Materials are processed directly from wood without chemical treatments or adhesives, and it offers durability, humidity control, and thermal insulation.

The primary challenge associated with using natural solid wood is the high cost of procurement; however, by directly importing the raw materials and manufacturing them in our own factory, we are able to maintain low costs.

Growth Strategy（LogSuite）

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Expanding "Log Mansion"

Tokyo's premium renovation brand, across Japan's major cities


Sapporo
Nagoya
Sendai
Osaka
Kyoto
Kobe
Hakata

■ Regional Strategy Highlights

Pursuing a nationwide rollout by acquiring local real estate firms through M&A.
By combining the local expertise, customer relationships, and contractor networks of acquired companies with our own brand strength, product capabilities, and operational know-how, we aim to build a framework for rapid and scalable regional expansion.

Real Estate Development（Prostyle）

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What is "PROSTYLE"?

Acts as a core developer within the group, leading condominium and hotel developments in Tokyo and the greater metropolitan area.
Going forward, it is expected to serve as a stable earnings base while playing a key role in generating group-wide synergies, particularly in the areas of residential and hospitality development.

■ Brand List

PROSTYLE

Family-type apartment brand incorporating natural solid wood flooring

- Sales of condominiums by internal sales team

PROSTYLE WEALTH

A brand of new studio and compact apartments with an emphasis on asset value

- Wholesale single building to real estate sales companies and institutional investors

PROSTYLE RYOKAN

Hotel brand based on the concept of "Machinaka Ryokan"(Urban Ryokan)

- Wholesale single building to institutional investors
- After the sale, a group company will be involved in the operations







Development & Building Management

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1. Scheme Diagram



Prostyle
Development
New Condominium
Chino Building Management
1950
② Building Management Revenue
① Real Estate Sales Profit
Investor
Ownership
Newly Built Hotel
Prostyle Ryokan
③ Hotel Operation Revenue

★Hybrid Revenue Model

1. Real Estate Sales (Flow Revenue)
Prostyle, a real estate developer, develops newly built condominiums and hotels and sells them to investors.

2. Property Management Revenue (Stock Revenue)
Chino Building Management handles building management (BM) operations and supports the management of properties after they are sold.

3. Hotel Operation Revenue (Stock Revenue)
Prostyle Ryokan functions as the hotel operator, generating revenue through hotel operations.

Flow Revenue from Real Estate Sales
×
Stable Stock Revenue after Property Sales

➡Maximizing Group-Wide Profitability
Because the group is equipped with a structure that reliably produces recurring income, there is strong rationale for continued aggressive development.

2. Yearly Trend in the Number of Units under Building Management (BM)



75
125
199
256
428
525
674
1,220
1,637
2,381
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Prostyle
Third party

★Building Management Business

Chino Building Management, a subsidiary of Prostyle, is responsible for managing the condominiums and hotels developed and sold by Prostyle.
By accumulating expertise through the management of its own developed properties, the company has recently been actively expanding into third-party building management contracts as well.

LAND UTILIZATION BUSINESS（LogAsset）

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1. Scheme Diagram


Proposal for Effective Utilization of Idle Assets
LogAsset
Landowner
Issues such as inheritance, vacant homes, and property deterioration
Wide-ranging construction network

Overview of the Asset Utilization Business

We support the effective use of idle assets—such as inherited land, vacant homes, and aging properties—by proposing optimal building plans to generate stable income.
Plans are tailored to local conditions, regulations, and market needs, covering various uses such as apartments, rental homes, parking lots, and commercial spaces.
Leveraging a broad builder network—from local firms to major contractors—we offer comparative proposals and provide end-to-end support for design, construction, financing, and approvals.
With expertise in real estate and succession planning, we deliver secure, long-term solutions that align with each client's life and asset goals.

2. "LogLife" – Our Whole-Building Income Property Brand

"LogLife" is a fully in-house brand developed and sold by LogAsset, specializing in whole-building income properties located in prime urban areas. Each project is designed based on real tenant demand, promoting high occupancy and stable rental income.

Yokohama Urahune PJ


Before
After

HOTEL MANAGEMENT（Prostyle Ryokan）

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“Machinaka Ryokan“

“Why are there no inns in the heart of the city?” This question led us to develop a new type of accommodation for inbound travelers.
The concept is to provide high quality accommodation and to allow guests to fully experience the beauty of Japan in the common areas. We offer accommodations that combine the refined design of tatami mats in all rooms, the hospitality characteristic of Japanese ryokan, and the convenience of a hotel in the heart of the city. These features have been highly acclaimed by actual inbound demand.
We plan to further develop our hotel brand and concept “Machinaka Ryokan” which is a combination of traditional Japanese inn with the convenience located in center of the city. Our strategy is to expand in the dominant area in Tokyo then to regional cities with high inbound tourist interest, such as Osaka and Kyoto.
Furthermore, in plan to introduce our “Machinaka Ryokan” concept, where guests can experience unique Japanese culture not only in Japan but in regions such as North America and Dubai.

Growth Strategy

Expanding hotel operations through both M&A and in-house development

Domestic
Expanding the “Machinaka Ryokan” brand—established in Tokyo—to major regional cities across Japan.

International
Joint ventures planned with local partners in New York, Los Angeles, and Dubai. Local subsidiaries have already been established.

Planned expansion into major cities across Japan


Osaka,Nagoya,Kyoto,
Sapporo,Hiroshima,Hakata,
Sendai,Kanazawa etc

Plans to expand into the US and Dubai

Expanding the highly popular "Machinaka Ryokan" globally



HOTEL MANAGEMENT（Prostyle Ryokan）

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Revenue Highlights – Prostyle Ryokan


Unit：1USD
USD/JPY rate @149.90
4,607,620
6,966,424
8,330,781
FY2023
FY2024
FY2025

Store-by-Store Performance Highlights

		2023	2024	2025	YoY
Tokyo Asakusa	ADR(USD)	175	240	258	+18
	OCC	59.6%	80.5%	82.5%	+2.0%
	RevPAR(USD)	104	193	213	+20
Yokohama Bashamichi	ADR(USD)	109	124	104	-19
	OCC	51.5%	56.7%	76.1%	+19.4%
	RevPAR(USD)	56	70	80	+9
Naha Kenchomae	ADR(USD)	56	65	62	-3
	OCC	46.3%	52.8%	68.6%	+15.8%
	RevPAR(USD)	26	34	43	+8
Terrace Naha	ADR(USD)	88	100	110	+10
	OCC	55.9%	56.2%	67.5%	+11.2%
	RevPAR(USD)	49	56	74	+18

ADR	Average sales price per room
OCC	Occupancy Rate（%）
RevPER	Revenue Per Available Room（ADR × OCC）

Creating hotel brand by leveraging group companies

PROSTYLE — Handles land acquisition/construction management and sales

PROSTYLE RYOKAN — Hotel operator managing space efficiency and achieving high profitability

KOTAKINO — A specialty shabu-shabu restaurant

List of Hotels	
Tokyo Asakusa	PROSTYLE Tokyo Asakusa 43 rooms、December 2019 OPEN
Kanagawa Yokohama	PROSTYLE Yokohama Bashamichi 94 rooms、August 2018 OPEN
Okinawa Naha	PROSTYLE Naha 48 rooms、December 2020 OPEN
Okinawa Naha	PROSTYLE TERRACE NAHA 25 rooms、April 2021

DEVELOPMENT ACHIEVEMENTS (FY2025)

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Number of Real Estate Units Sold by Brand

Brands	Units sold	Average Selling Price（JPY）	Average Selling Price（USD）
LogMansion	41	192,007,779	1,280,906
Prostyle	33	88,920,974	593,202
Prostyle Wealth	78	34,437,098	229,734
Prostyle Ryokan	-	-	-
LogLife	35	19,519,487	130,217
Total Units	187		

Number of Land Sales	10

Strengthening Profitability Through End-to-End Development

After overcoming the temporary real estate slowdown caused by the COVID-19 pandemic, the number of units sold in the pre-owned, newly built, and investment condominium segments has steadily recovered and expanded. While we have demonstrated strong sourcing capabilities and a keen eye for acquiring profitable land, limited financing capacity in the past often led to early disposals before full development could be realized.
Looking ahead, with a strengthened financial base following the IPO, we intend to shift toward a fully integrated development model—acquiring land and proceeding through to construction—rather than relying on early sales. This approach is expected to enhance profitability and drive further growth in corporate value.

List of brand	
LogMansion	Renovated condominiums characterized by the abundant use of "natural solid wood"
Prostyle	Family-type apartment brand incorporating natural solid wood flooring
Prostyle Wealth	A brand of new studio and compact apartments with an emphasis on asset value
Prostyle Ryokan	Hotel brand based on the concept of "Machinaka Ryokan"(Urban Ryokan)
LogLife	"LogAsset": An income property brand for investors, launched in 2023 by our newly established subsidiary

MARKET ENVIRONMENT

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Total number of overnight stays by foreign tourists

2015	2016	2017	2018	2019
65,614,000	69,388,000	79,690,000	94,275,000	115,658,000
2020	2021	2022	2023	2024
20,345,000	4,317,000	16,502,000	117,751,000	163,598,000

Source: Japan Tourism Agency "Accommodation Travel Statistics Survey"

Interest rate composition

	FY2022	FY2023	FY2024
Our PJ procurement interest rate	2.82%	3.42%	3.46%
Housing loan (fixed)	1.60%	1.60%	1.82%
Mortgage (variable)	0.44%	0.44%	0.31%

Source: Fixed interest rate (collected from ARUHI Flat 35 interest rates)
Variable interest rate (collected from Sumishin SBI Net Bank nominal interest rate)

Trends in inbound consumption (unit: USD million)



60,000
50,000
40,000
30,000
20,000
10,000
0
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Source: Based on the Japan Tourism Agency's "Survey on Consumption Trends of Foreign Visitors to Japan" converted into dollars

USD/JPY rate @ 149.90

Apartment price index in major cities (October 2020 = 100)



Apartment price
Interest rate trends
Tokyo
107.3
104.6
New York
111.0
110.4
Singapore
125.8
108.1
Taipei
116.3
103.5
2019.04 2020.04 2021.04 2022.04 2023.04 2024.04

Source: Japan Real Estate Institute "International Real Estate Price Rent Index"

LOGPROSTYLE QUALITY














ABOUT US

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Company Name	LogProstyle Inc.
Establishment	August 1, 2006
Head Office Location	1-2-3 Kita-Aoyama, Minato-ku, Tokyo
Number of Employees	285 (As of March 31, 2025, for all group companies *Includes part-time workers)
Group Companies Business	See tables below

Real Estate Business

LogSuite Inc.	Renovation and resale of existing condominiums
Prostyle Inc.	New condominium development and sales agency contract
LogAsset Inc.	Development and effective utilization of real estate for investment
LogArchitects Inc.	Architectural design, construction management, renovation contracting
Chino Building Management Inc.	Condominium management and rental brokerage

Ryokan Management

Prostyle Ryokan Inc.	Ryokan and hotel management, food and beverage business

Other Businesses

Okinawa Igeto Inc.	Wholesale of building materials and lumber
Kotakino Inc.	Restaurant Management
LogKnot Vietnam Co.,Ltd.	Offshore lab/perse production
PROPOLIFE VIETNAM Co.,Ltd.	Hotel Management
Yantai Propolife Wood Industry Co.,Ltd.	Woodworking industry
LogProstyle US Inc.	Hotel and Restaurant Management（planned）
LogProstyle Dubai	Hotel and Restaurant Management（planned）

LogProstyle

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Contact : ir@logprostyle.co.jp